                       INTERNET STOCK MARKET RESOURCES, INC.

				FINANCIAL STATEMENTS
				MAY 31, 1999 and 1998

					CONTENTS
                                                               Page
                                                           -----------
INDEPENDENT AUDITOR'S REPORT                                   F-1

FINANCIAL STATEMENTS
    	Balance Sheets                                         F-2
	Statements of Operations                               F-3
    	Statements of Deficiency in Assets                     F-4
	Statements of Cash Flows                               F-5
    	Notes to Financial Statements                      F-6 to F-11

Dohan and Company                           7700 North Kendall Drive, #204
Certified Public Accountants                Miami, Florida  33156-7564
A Professional                              Telephone:  (305) 274-1366
Association                                 Facsimile:  (305) 274-1368

                             Independent Auditor's Report

Stockholders and Board of Directors
Internet Stock Market Resources, Inc.
St. Petersburg, Florida

We have audited the accompanying balance sheets of Internet Stock Market Resources, Inc., as of May 31, 1999 and 1998, and the related statements of operations, deficiency in assets and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Stock Market Resources, Inc. at May 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                         /s/ Dohan and Company, P.A., CPA's


July 9, 1999
Miami, Florida


Member:
Florida Institute of Certified Public Accountants
American Institute of Certified Public Accounts - Private Companies and SEC
       Practice Sections
SC International - Offices in Principal Cities World-Wide

                                                                   [Page F-1]

INTERNET STOCK MARKET RESOURCES, INC.
BALANCE SHEETS                                                (RESTATED)
May 31,                                              1999        1998
                                                      ($)         ($)
                                                 ----------   ----------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                           122,786       107,653
Restricted cash                                          -         50,000
Accounts receivable, less allowance for doubtful
   accounts of $37,320 and $19,493 in
   1999 and 1998                                     22,343        32,193
Recoverable income taxes                              5,928            -
Accrued interest receivable from stockholder             -          4,920
                                                   --------       -------
         TOTAL CURRENT ASSETS                       151,057       194,766

PROPERTY AND EQUIPMENT                               40,244        49,973
DEPOSITS                                              1,000         1,000
                                                   --------       -------
TOTAL ASSETS                                        192,301       245,739
                                                   --------       -------
LIABILITIES AND DEFICIENCY IN ASSETS

CURRENT LIABILITIES
Accounts payable                                     11,197         8,995
Accrued and other liabilities                        20,998        57,096
Deferred income                                     112,084       124,444
Current portion of note payable to stockholder      113,550       385,385
Other                                                 1,146            -
                                                   --------      --------
        TOTAL CURRENT LIABILITIES                   258,975       575,920

NOTE PAYABLE TO STOCKHOLDER, 6%, DUE JUNE 1, 2000   564,965       678,515
                                                   --------       -------
                                                    823,940     1,254,435
COMMITMENTS AND CONTINGENCIES (NOTE 8)

DEFICIENCY IN ASSETS
Preferred stock, $.01 par value; 1,000,000 shares
    authorized; none issued and outstanding
Common stock;$.0001 par value; 50,000,000 shares
    authorized;5,278,001 and 2,478,001 shares
    issued and outstanding                              528           248
Additional paid-in capital                          504,657     3,458,058
Deficit                                          (1,136,824)   (4,467,002)
                                                  ---------     ---------
        TOTAL DEFICIENCY IN ASSETS                 (631,639)   (1,008,696)
                                                  ---------     ---------
TOTAL LIABILITIES AND DEFICIENCY IN ASSETS          192,301       245,739
                                                  ---------     ---------

See accompanying notes.
                                                                   [Page F-2]

INTERNET STOCK MARKET RESOURCES, INC.
STATEMENTS OF OPERATIONS                                       (RESTATED)
For the years ended May 31,                             1999      1998
                                                         ($)       ($)
                                                      --------  --------

REVENUES                                               214,175    382,775
                                                       -------    -------
EXPENSES
Bad debts                                               35,763     19,493
Depreciation and amortization                           11,307      5,553
Office rent                                             13,482     12,359
General and administrative                              43,801    105,909
Interest                                                34,947         -
Promotion                                                3,375     21,386
Professional fees                                       82,405     51,518
Compensation and related taxes                          97,890    156,709
Telephone                                               20,668     23,470
                                                       -------    -------
           TOTAL EXPENSES                              343,638    396,397
                                                       -------    -------

LOSS FROM OPERATIONS                                  (129,463)   (13,622)

OTHER INCOME                                             1,583      5,332
                                                       -------    -------
LOSS FROM OPERATIONS BEFORE INCOME TAXES              (127,880)    (8,290)

PROVISION FOR INCOME TAXES (CREDITS)                        -          -
                                                       -------    -------

NET LOSS                                              (127,880)    (8,290)
                                                      --------    -------
BASIC NET LOSS PER SHARE                                (0.04)     (0.00)
                                                        ======     ======
WEIGHTED AVERAGE SHARES OUTSTANDING                  3,582,412  2,478,001
                                                     =========  =========

See accompanying notes.
                                                                   [Page F-3]

INTERNET STOCK MARKET RESOURCES, INC.
STATEMENTS OF DEFICIENCY IN ASSETS
For the years ended May 31, 1999 and 1998
                                     ADDITIONAL
                                     PAID-IN
                 SHARES     AMOUNT   CAPITAL       DEFICIT      TOTAL
                             ($)        ($)          ($)         ($)
                --------    ------  -----------  ------------  ----------

(RESTATED)
BALANCES -
   MAY 31, 1997    478,001     48     3,454,664   (3,458,712)      (4,000)

STOCK ISSUED
   FOR MERGER    2,000,000    200           800	                    1,000

DEBT ISSUED IN
   CONNECTION
   WITH MERGER                                    (1,000,000)  (1,000,000)

CANCELLATION
   OF SHARES                              2,594                     2,594

NET LOSS FOR
   1998                                               (8,290)      (8,290)
                 ---------  ------   ----------   -----------   ----------
BALANCES -
   MAY 31, 1998  2,478,001    248     3,458,058   (4,467,002)  (1,008,696)

PRIVATE STOCK
   PLACEMENT     2,800,000    280       504,657           -       504,937

RECAPITALIZATION
   OF DEFICIT                        (3,458,058)   3,458,058           -

NET LOSS FOR
   1999                                             (127,880)    (127,880)
                 ---------  ------   ----------   -----------   ----------

BALANCES -
   MAY 31, 1999  5,278,001    528       504,657   (1,136,824)    (631,639)
                 ---------  ------    ---------   -----------   ----------

See accompanying notes.

                                                                   [Page F-4]

INTERNET STOCK MARKET RESOURCES, INC.
STATEMENTS OF CASH FLOWS                                        (RESTATED)
May 31,                                                 1999       1998
                                                         ($)        ($)
                                                     ---------  ---------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                           (127,880)    (8,290)
Adjustments to reconcile net income to net cash
	provided by operating activities:
Depreciation and amortization                           11,307     5,553
Changes in assets and liabilities:
Decrease (increase) in restricted cash                  50,000   (50,000)
Decrease (increase) in accounts receivable               9,850   (32,193)
Increase in recoverable income taxes                    (5,928)       -
Decrease (increase) in accrued interest receivable       4,920    (4,920)
Increase in accounts payable                             2,202     8,995
Increase (decrease) in accrued and other liabilities   (36,098)   53,096
Increase (decrease) in deferred income                 (12,360)  124,444
Increase in other liabilities                            1,146        -
                                                      --------- ---------
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES      (102,841)   96,685
                                                      --------- ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Common stock issuance                                  504,937     3,594
Proceeds of stockholder loan                                -     63,900
Principal payments on note payable stockholder        (385,385)       -
                                                      --------- ---------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES       119,552    67,494
                                                      --------- ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment                                   (1,578)  (55,526)
Security deposits                                           -     (1,000)
                                                      --------- ---------
NET CASH USED BY INVESTING ACTIVITIES                   (1,578)  (56,526)
                                                      --------- ---------
INCREASE IN CASH                                        15,133   107,653

CASH, beginning of year                                107,653        -
                                                      --------- ---------
CASH, end of year                                    $ 122,786 $ 107,653
                                                      --------- ---------
SUPPLEMENTAL DISCLOSURES
Interest received                                    $   6,503 $     412
Interest paid                                        $  36,363 $      -
Income taxes paid                                    $      -  $   5,928

SUPPLEMENTAL DISCLOSURES OF NON-CASH
   FINANCING TRANSACTIONS:

In connection with the merger of a commonly controlled affiliate, the Company issued 2,000,000 shares of common stock in exchange for 1,000 shares outstanding of the non-surviving corporation and $1,000,000 of debt, recorded as "Note payable stockholder."

See accompanying notes.                                            [Page F-5]

INTERNET STOCK MARKET RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

BUSINESS ACTIVITY Internet Stock Market Resources, Inc., (the Company) provides Internet design and access to financial websites and information on behalf of smaller, growing public companies.

Effective September 1, 1998, Internet Stock Market Resources, Inc. (formerly, Internet Stock Exchange Corp.) acquired 100% of the shares authorized, issued, and outstanding, consisting of 1,000 shares of common stock, $1.00 par value per share, of Internet Stock Market Corp., a closely-held Florida corporation, under an Agreement and Plan of Merger. The shareholders of Internet Stock Market Corp. were compensated with 2,000,000 restricted common shares of the Company's stock and a promissory note in the amount of $1,000,000.

The Surviving Corporation is duly organized under General Corporation Law of the State of Delaware, is in good standing, and is qualified to conduct business in any lawful jurisdiction. The Surviving Corporation has completed all aspects of its merger/acquisition with the Non-surviving Corporation.

ACCOUNTING BASIS These financial statements reflect the merger as if it were a "pooling of interests" of the two entities as a result of common control. Accordingly, financial information for periods prior to the merger reflect retroactive restatement of the companies' combined financial position and operating results.

RECLASSIFICATIONS AND RESTATEMENTS Amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation of the current year financial statements. Additionally, amounts in the prior year financial statements have been restated to give retroactive effect to the merger for purposes of comparative financial statement presentation.

CASH AND CASH EQUIVALENTS For purposes of the statements of cash flows, the Company considers all highly liquid debt securities purchased with a maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK Financial instruments, which potentially subject the Company to a concentration of credit risk, are cash and cash equivalents and accounts receivable. The Company currently maintains its day-to-day operating cash balances at a single financial institution. At times, cash balances may be in excess of the FDIC insurance limits. The amounts in excess were $21,851 and $8,672 at May 31, 1999 and 1998,respectively.

As of May 31, 1999 and 1998, the Company had outstanding trade receivables, which carrying value of these receivables was reduced for estimated uncollectibility to estimated fair market value by an allowance for doubtful accounts. The Company's clients are typically smaller publicly-traded organizations. Consequently, the Company's ability to collect the amounts due from clients may be affected by economic fluctuations in their industries and geographical location, as well as fluctuations in the financial and stock markets in general.
                                                                   [Page F-6]

PROPERTY AND EQUIPMENT Property and equipment, consisting of furnishings and equipment used in its current operations, is stated at cost, less accumulated depreciation. Depreciation is begun when the assets are placed in service and computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

LONG-LIVED ASSETS Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell.

SALES REVENUE Revenues from sales are recorded when the collection of sales proceeds is reasonably assured and all other material conditions of the sales are met. Income on contracts in excess of one month is deferred and recognized monthly, pro-rata, over the term of the agreement.

ADVERTISING  Advertising costs are charged to operations in the year incurred.

BASIC NET LOSS PER SHARE Basic net loss per common share is computed by dividing the net income or loss available to Common stockholders by the weighted average number of common shares outstanding during each period. There were no common stock equivalents as of the years ended May 31, 1999 and May 31, 1998.

INCOME TAXES Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement No. 109 (FAS No. 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS In accordance with the requirements of Statement of Financial Accounting Standards No. 107, the fair value amounts of financial instruments have been determined based on available market information and appropriate valuation methodology. The carrying amounts and estimated fair values of the Company's financial assets and liabilities approximate fair value due to the short maturity of the instruments. The fair value of the note payable stockholder is estimated based on an annual interest rate of 6% and the anticipated dates of payment and has not been increased accordingly. Fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment; therefore, fair value cannot be determined with precision.
                                                                   [Page F-7]

2. RELATED PARTY TRANSACTIONS

COMPENSATION AND CONVERSION OF SHARES The compensation to a Non-surviving Corporation (Internet Stock Market Corp.) shareholder for his equity in that business was $1,000,000 in the form of a promissory note payable with 6% interest per annum, issued by the Surviving Corporation (Internet Stock Market Resources, Inc.) This note was due upon demand by the holder, but subsequently changed to allow the Company to accumulate sufficient working capital. The shareholder is an officer and director of the Company.

3. RESTRICTED CASH

In May, 1998 the Board of Directors authorized the Company to offer and sell shares of its common stock under a private placement, which was subsequently cancelled. Prior to the year end, May 31, 1998, the Company received $50,000 from an investor to purchase shares of its common stock, which was subsequently returned to the investor.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                  1999         1998
                                               ---------    ---------
        Office equipment                        $57,104      $55,526
        Accumulated depreciation                (16,860)      (5,553)
                                               ---------    ---------
        Property and equipment, net             $40,244      $49,973
                                               =========    =========

Total depreciation expense for the years ended May 31, 1999 and 1998, amounted to $11,117 and $5,553, respectively.

5. ACCRUED AND OTHER LIABILITIES

Accrued liabilities consisted of the following:
                                                  1999        1998
                                               ---------    ---------
Professional fees                               $20,150      $ 6,900
Accrued compensation and related taxes              848          196
Deposit on potential purchase of stock                -       50,000
                                               ---------    ---------
                                                $20,998      $57,096
                                               =========    =========
6. STOCKHOLDERS' EQUITY

The Company has authorized 50,000,000 shares of common stock with a par value of $.0001 per share. At May 31, 1999 and 1998, 5,278,001 shares and 2,478,001 shares, respectively, were issued and outstanding. The Company has authorized 1,000,000 shares of preferred $.01 par value.

PRIVATE OFFERING In August 1998, the Board of Directors authorized the Company to offer and sell to foreign investors up to 4,000,000 shares of its common stock at a purchase price of $.25 per share under a private placement
                                                                   [Page F-8]
to foreign investors, pursuant to an exemption available under the Securities Act of 1933, as amended. Under this offering, which was made prior to the merger, 2,800,000 shares were issued at prices ranging from $.12 to $.25 generating net proceeds of $504,937 prior to May 31, 1999. Additional (pre-reverse split) shares of 1,200,000 were sold in June 1999 for $72,000, with payment expected in July 1999.

7. INCOME TAXES

For the year ended May 31, 1999, the Company generated for U.S. income tax purposes a net operating loss of approximately $93,300. This loss carryforward expires in the year 2018. The Company had a net operating loss carryforward of approximately $2,850,000 as of May 31, 1998. However, as of September 1, 1998, and subsequently, there were ownership changes in the Company as defined in
Section 382 of the Internal Revenue Code. Because of these changes, the Company's ability to utilize net operating losses and capital losses available before the ownership change were virtually eliminated. The utilization of the remaining carryforward is dependent on the Company's ability to generate sufficient taxable income during the carryforward periods and no further significant changes in ownership.

The Company computes deferred income taxes under the provisions of Statement of Financial Accounting Standards No. 109, which requires the use of an asset and liability method of accounting for income taxes. Under FAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These differences result primarily from the use of the accelerated cost recovery method of depreciation and the write-off method for accounts receivable as opposed to the allowance method. Statement No. 109 also provides for the recognition and measurement of deferred income tax benefits based on the likelihood of their realization in future years. A valuation allowance must be established to reduce deferred income tax benefits if it is more likely than not that a portion of the deferred income tax benefits will not be realized. It is Management's opinion that the entire deferred tax benefit may not be recognized in future years. Therefore, a valuation allowance equal to the deferred tax benefit has been established, resulting in no deferred tax benefits as of the balance sheet dates.

8. COMMITMENTS AND CONTINGENCIES

LEASED PREMISES The Company leases its facilities in St. Petersburg, Florida under a three-year lease agreement dated July 24, 1997. The lease provides for monthly payments of $1,124. Rent expense for the years ended May 31, 1999 and 1998, was $13,482 and $12,359, respectively.

Future minimum lease payments under the lease agreement for years ending May 31 are as follows:

                                2000   $13,488
                                2001     2,248
                                       -------
                                       $15,736
                                       =======
                                                                   [Page F-9]

CONSULTING AGREEMENTS From time-to-time, the Company engages, retains and dismisses various consultants. The consultants provide various services including assisting with shareholder relations, responding to inquiries, short and long-term strategic planning, marketing the Company to the investment community and identification and negotiation of potential acquisitions.

YEAR 2000 The year 2000 issue results from certain computer systems and software applications that use only two digits (rather than four) to define the applicable year. As a result, such systems and applications may recognize a date of "00" as 1900 instead of the intended year 2000, which could result in data miscalculations and software failures. The Company has conducted a preliminary assessment of its key computer systems and software application and believes they are Year 2000 compliant. Based on the initial assessment, the Company believes the cost of addressing the Year 2000 issue should not have a material impact on the Company's financial position or results of operations.

POTENTIAL ACQUISITIONS On May 25, 1999, the Board of Directors authorized negotiations with PEP Equities, Inc. for the purpose of acquiring an interest to the extent that it would become a subsidiary of the Company.

The Company is negotiating with Micro Bytes Computer Center, Inc. for the purchase of business assets and inventory and has executed a Letter of Intent dated June 16, 1999. The purchase would be accomplished in part by the issuance of restricted common stock by the Company, which would be given "piggy-back" registration rights.

On June 30, 1999, a letter of intent was signed by the Company and Delcor Industries, Inc. (Delcor) to acquire 100% of Delcor for cash and debt. The letter of intent gives the parties until August 1, 1999 to sign a purchase agreement to finalize the acquisition. Delcor manufactures and assembles electronic components, and employs approximately 75 people.

9. GOING CONCERN AND MANAGEMENT'S PLAN

GOING CONCERN The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses from operations and at May 31, 1999, had a working capital deficit and a deficiency in assets. These and other factors raise doubt about the Company's ability to continue as a going concern, without additional capitalization. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MANAGEMENT'S PLANS Management has decided to address the Company's financial situation by the following:

Sale of 1,200,000 additional shares of common stock for $72,000 as part of its foreign private placement, expected to be received in July 1999.

The note payable stockholder has been restructured and will not be satisfied until the Company has an acceptable working capital.

An SB-2 is expected to be filed with the United States Securities and Exchange Commission, which would provide for the Company to raise up to $5,000,000 from the general public.
                                                                  [Page F-10]

Acquisition of at least two, possibly four, additional companies in the computer and internet fields for a better vertical integration and to spread general and administrative costs over a broader base. In that regard, three letters of intent have been signed and the Company is in the process of drafting agreements and performing its due diligence.

Increase promotional expenditures in an effort to increase revenues.

10. SUBSEQUENT EVENTS

REVERSE STOCK SPLIT During the first fiscal quarter of the Company's 1998 fiscal year, the common stock of the Company experienced a significant decline in the trading per share price. In addition to the detrimental effect the lower trading price had to the shareholders, it diminished the Company's ability to make acquisitions using the Company's common stock. As a result of the above, effective on June 30,1999, the Company reverse split its common stock at a ratio of one new share for each nine old shares issued and outstanding. Recognition of the reverse stock split has not been given in the May 31, 1999, and 1998 financial statements.

SALE OF COMMON STOCK On June 14, 1999, the Company sold the remaining 1,200,000 (pre-reverse split) shares of its common stock from its private placement for $72,000, however, the amount is unpaid.

                                                                  [Page F-11]